FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

under the Securities and Exchange Act of 1934, as amended

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

For immediate release

Enerflex Files Amended and Restated Financial Statements

CALGARY, ALBERTA – July 11, 2022 – Enerflex Ltd. (TSX:EFX) (Enerflex or the Company), announced today that it has identified matters which require the Company to make a restatement to reclassify certain amounts within the Statement of Cash Flows.

Users of the Company’s financial statements should note that the Adjustments, as described below, do not change the Company’s overall cash position, and do not impact the Company’s Statement of Financial Position, the Company’s Statement of Earnings, or earnings before finance costs, income taxes, depreciation and amortization (EBITDA) calculations.

The restatement includes (1) the removal of certain offsetting entries for non-cash items on the Statement of Cash Flows and (2) the reclassification of certain items between categories within the Statement of Cash Flows (collectively, the Adjustments). All changes are contained within the Statement of Cash Flows and related notes / exhibits and the net cash position of the Company is unchanged. The Company has filed amended and restated financial statements for the financial years ended December 31, 2021, 2020, and the 2019 comparative period (the Amended Annual Statements), the unaudited interim financial statements for the three months ended March 31, 2022 (the Amended Quarterly Statement and together with the Amended Annual Statements, the Amended Statements), and related amended and restated management’s discussion and analysis (MD&A) for each period.

A summary of the Adjustments is described below and further details can be found in the Amended Statements and related MD&A which are available under the Company’s electronic profile on SEDAR at www.sedar.com.

$ Canadian thousands
Three Months Ended March 31, 2022	As Previously Reported	Amendment	As Restated
Cash provided by/(used in) operating activities	2,625	(25,337)	(22,712)
Cash used in investing activities	(36,954)	20,069	(16,885)
Cash provided by/(used in) financing activities	(5,242)	6,627	1,385
Effect of exchange rate changes on cash denominated in foreign currencies	27	(1,359)	(1,332)

Change in cash and cash equivalents over the quarter	(39,544)	—	(39,544)

Three Months Ended March 31, 2021
Cash provided by/(used in) operating activities	59,951	(1,374)	58,577
Cash used in investing activities	(10,679)	(1,891)	(12,570)
Cash used in financing activities	(33,745)	3,702	(30,043)
Effect of exchange rate changes on cash denominated in foreign currencies	(561)	(437)	(998)

Change in cash and cash equivalents over the quarter	14,966	—	14,966

$ Canadian thousands
Year Ended December 31, 2021	As Previously Reported	Amendment	As Restated
Cash provided by/(used in) operating activities	225,155	(16,961)	208,194
Cash used in investing activities	(63,530)	14,669	(48,861)
Cash used in financing activities	(83,891)	3,435	(80,456)
Effect of exchange rate changes on cash denominated in foreign currencies	(652)	(1,143)	(1,795)

Change in cash and cash equivalents over the year	77,082	—	77,082

Year Ended December 31, 2020	As Previously Reported	Amendment	As Restated
Cash provided by/(used in) operating activities	220,248	27,061	247,309
Cash used in investing activities	(137,759)	(32,738)	(170,497)
Cash used in financing activities	(82,050)	4,729	(77,321)
Effect of exchange rate changes on cash denominated in foreign currencies	(1,018)	948	(70)

Change in cash and cash equivalents over the year	(579)	—	(579)

Year Ended December 31, 2019
Cash provided by/(used in) operating activities	54,169	12,752	66,921
Cash used in investing activities	(222,820)	(27,011)	(249,831)
Cash used in financing activities	(60,980)	16,742	(44,238)
Effect of exchange rate changes on cash denominated in foreign currencies	(978)	(2,483)	(3,461)

Change in cash and cash equivalents over the year	(230,609)	—	(230,609)

The Company has prepared a Note to the Amended Statements detailing the impact of the Adjustments and has revised the Supplemental Cash Flow Information Notes to the Amended Statements. Additionally, the MD&A has been amended to reflect the restated amounts for the categories of cash flow activities.

In connection with the filing of the Amended Statements, the Company is also filing CEO and CFO certifications in compliance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

About Enerflex

Enerflex is a single source supplier of natural gas compression, oil and gas processing, refrigeration systems, and electric power generation equipment – plus related engineering and mechanical service expertise. The Company’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, operate, and service hydrocarbon handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, and electric power equipment servicing the natural gas production industry.

Headquartered in Calgary, Canada, Enerflex has approximately 2,100 employees worldwide. Enerflex, its subsidiaries, interests in associates and joint-ventures operate in Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Mexico, the United Kingdom, the United Arab Emirates, Oman, Bahrain, Kuwait, Australia, New Zealand, Indonesia, Malaysia, and Thailand. Enerflex’s shares trade on the Toronto Stock Exchange under the symbol “EFX”. For more information about Enerflex, go to www.enerflex.com.

For investor and media inquiries, please contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer	Vice President, Strategy and Investor Relations
Tel: 403.387.6325	Tel: 403.236.6857	Tel: 403.717.4953

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Enerflex and Exterran have filed, on March 18, 2022, as amended on May 19, 2022, relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The definitive proxy statement/prospectus will contain important information about the proposed Transaction and related matters. Enerflex expects to file the Circular with respect to the shareholder approval that is required for the issuance of Enerflex common shares pursuant to the Transaction during the second half of 2022. The Circular will contain a detailed description of the Transaction and will be available on SEDAR at www.sedar.com as well as on Enerflex’s website. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and the Circular and other documents filed by Enerflex on SEDAR may be obtained free of charge at www.sedar.com. The documents filed by Enerflex with the SEC and on SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403 387.6377.